UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry Into Agreement and Plan of Merger

On August 12, 2025, Sapiens International Corporation N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”), SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”, and collectively with Parent and Bidco, the “Parent Parties”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein and in accordance with Part 16 of the Companies Act (as revised) of the Cayman Islands (the “CICA”), Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company in the Merger.

The Company’s board of directors (the “Company Board”), acting upon the recommendation of the special committee of the Company Board, unanimously approved and declared advisable the execution, delivery and performance of the Merger Agreement, the plan of merger, together with the articles of association, to be executed and delivered by the Company and Merger Sub under the CICA as provided by the terms of the Merger Agreement (the “Plan of Merger”), the Merger and the Transactions (as defined below) and recommended that the Company’s shareholders vote in favor of the authorization and approval (as applicable) of the Merger Agreement, the Plan of Merger, the Merger and the Transactions, at the Company Special Meeting (as defined below).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) by virtue of the Merger and the Transactions, and without any action on the part of the Company, the Parent Parties or the holders of any securities of the Company:

●	each outstanding common share, par value €0.01 per share, of the Company (each, a “Common Share” and collectively, the “Common Shares”) that is owned by Bidco, Parent or any of its subsidiaries (including Merger Sub), each Common Share held by the Rollover Shareholder (as defined below) other than the Rollover Shares (as defined below) (collectively, the “Non-Rollover Shares”), and each Common Share owned by any direct or indirect wholly owned subsidiary of the Company, in each case, as of immediately prior to the Effective Time, will be cancelled, no longer be outstanding, and will automatically cease to exist, and no consideration will be delivered in exchange therefor;

●	each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) Common Shares held by Parent, Merger Sub, the Company or any of their respective subsidiaries, Common Shares held in the Company’s treasury and any Non-Rollover Shares, which will be treated in accordance with the applicable provisions in the Merger Agreement, (ii) Common Shares held by shareholders who have validly exercised and perfected their rights to dissent from the Merger (pursuant to Section 238 of the CICA) with respect to such Common Shares, which will be treated in accordance with the Merger Agreement and (iii) the Rollover Shares), will be cancelled, no longer be outstanding, and will automatically cease to exist and will cease to have any rights with respect thereto, except the right to receive $43.50 in cash per Common Share without interest thereon (the “Per Share Merger Consideration”) payable in the manner provided in the Merger Agreement; and

●	(i) each Rollover Share held by the Rollover Shareholder shall continue to be one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company, and (ii) each share, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company.

The Per Share Merger Consideration is expected to be financed with equity committed by Parent and its affiliates and debt committed by third-party lenders.

If the Merger is consummated, the Common Shares will be delisted from the Nasdaq Global Select Market and the Tel-Aviv Stock Exchange Ltd. and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company will become a privately held company.

Treatment of Company Equity Awards

The Merger Agreement provides that, at the Effective Time, by virtue of the Merger and the Transactions, and without any action on the part of the Company, the Parent Parties or the holders of any securities of the Company:

●	each restricted stock unit award relating to the Common Shares (each, a “Company RSU”) that is unexpired, outstanding, and vested as of immediately prior to the Effective Time, that vests in accordance with their terms, as in effect as of August 12, 2025, and an agreed upon portion of the unvested Company RSUs, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company RSUs, except for the Company RSUs held by any individual who has provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of August 12, 2025 (each, a “Vested Company RSU”), will be canceled and the holders will be entitled to receive the Per Share Merger Consideration in respect of each Common Share covered by such Company RSU, without interest and subject to applicable withholding taxes;

●	each Company RSU that is not a Vested Company RSU (each, an “Unvested Company RSU”), will be canceled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding taxes, equal to the product of (i) the Per Share Merger Consideration and (ii) the total number of Common Shares subject to such Unvested Company RSU (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount will, but only in accordance with the original vesting schedule and subject to the holder’s continued service with Parent, Bidco, or their respective affiliates through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSU for which such Cash Replacement Company RSU Amount was exchanged would have vested and been payable pursuant to its terms;

●	each option to purchase Common Shares (each, a “Company Option”) that is unexpired, outstanding and vested as of immediately prior to the Effective Time, that vests in accordance with their terms, as in effect as of August 12, 2025, and an agreed upon portion of the unvested Company Options, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company Options, except for the Company Options held by any individual who has provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of August 12, 2025 (each, a “Vested Company Option”), will be cancelled and the holders will be entitled to receive an amount in cash, without interest thereon and subject to applicable withholding taxes, equal to the product of (i) the number of Common Shares subject to such Vested Company Option, and (ii) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Vested Company Option; and

●	each Company Option that is not a Vested Company Option (each, an “Unvested Company Option”) will be cancelled and the holders will be entitled to receive an amount in cash, without interest thereon and subject to applicable withholding taxes, equal to the product of (i) the number of Common Shares subject to such Unvested Company Option, and (ii) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Unvested Company Option (the “Cash Replacement Company Option Amount”), which Cash Replacement Company Option Amount will, subject to the holder’s continued service with Parent, Bidco, or their respective affiliates through the applicable vesting dates, vest and be payable at the same time as the Unvested Company Option for which such Cash Replacement Company Option Amount was exchanged would have vested and been payable pursuant to its terms.

Conditions to Closing

Under the terms of the Merger Agreement, the completion of the Merger is subject to certain customary closing conditions, including, among others: (i) the approval of the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (the “Transactions”), including the Merger, by the affirmative vote of the holders of at least two-thirds (in person or by proxy) of the voting power of Common Shares, voting together as a single class, entitled to vote and actually voting at the Company Special Meeting (as defined below) (the “Company Shareholder Approval”); (ii) the accuracy of the parties’ respective representations and warranties in the Merger Agreement, subject to specified materiality qualifications; (iii) compliance by the parties with their respective covenants in the Merger Agreement in all material respects; (iv) the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Merger; (v) the expiration of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of other approvals under specified antitrust and foreign investment laws; and (vi) the absence of any fact, event, occurrence, violation, inaccuracy, circumstance, change, effect, event, development or other matter that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on the condition, business, assets, liabilities or results of operations of the Company and its subsidiaries or prevent, materially delay or impair the consummation by the Company of the Merger on or after the date of the Merger Agreement that is continuing as of the closing of the Merger. The completion of the Merger is not subject to any financing condition.

Non-Solicitation and Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants made by each of the Company, Parent, Bidco and Merger Sub, including, among others, covenants by the Company regarding the conduct of its business during the pendency of the Transactions and other matters.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company, its subsidiaries and their respective representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to proposals that the Company Board (acting at the recommendation of the special committee of the Company Board) or the special committee of the Company Board determines in good faith after consultation with its financial advisors and outside counsel constitute, or would reasonably be likely to lead to, a proposal by a third party pursuant to which such third party would acquire, directly or indirectly, more than 50% of the Common Shares or consolidated total assets of the Company and its subsidiaries on terms more favorable from a financial point of view to the Company’s shareholders than the Merger and the conditions to the consummation of which are reasonably capable of being satisfied (a “Superior Proposal”) and that the failure to take such action would be reasonably likely to violate the directors’ fiduciary duties under applicable law.

The Company will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, procedures for voting in person or by proxy at an extraordinary general meeting of its shareholders (the “Company Special Meeting”) and various other details related to the Company Special Meeting as reasonably practicable after the date of the Merger Agreement in accordance with applicable law, the Company’s organizational documents and the Merger Agreement. The Company will schedule, publish notice of, and convene the Company Special Meeting as soon as reasonably practicable after the clearance of the Schedule 13E-3 by the SEC in accordance with applicable law, the Company’s organizational documents and the Merger Agreement.

In addition, each of the Parent Parties and the Company have agreed to use their respective reasonable best efforts to consummate the Transactions as promptly as reasonably practicable, including taking all actions and doing all things necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective as promptly as practicable after August 12, 2025, the Transactions, including obtaining the requisite regulatory approvals, subject to certain limitations as set forth in the Merger Agreement.

Termination and Fees

The Company and Parent may each terminate the Merger Agreement under certain specified circumstances, including, among others, (i) if the Merger is not consummated on or before 5:00 p.m., Eastern Time, on February 8, 2026, subject to an extension by either the Company or Parent to 5:00 p.m., Eastern Time, on April 9, 2026 in order to obtain required regulatory approvals, (ii) if the Company Shareholder Approval is not obtained at the Company Special Meeting (including any due adjournment thereof) to approve the Merger Agreement, the Plan of Merger, the Merger and the Transactions, and (iii) prior to the Company Special Meeting, the Company Board effects an adverse recommendation change, including, among other actions, adopting, approving or recommending an Alternative Proposal (as defined below) or failing to recommend that the Company’s shareholders give the Company Shareholder Approval, or the Company terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, in each case, on the terms set forth in the Merger Agreement. In certain circumstances in connection with the termination of the Merger Agreement, including if the Company Board (acting at the recommendation of the special committee of the Company Board) or the special committee of the Company Board effects an adverse recommendation change or the Company terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, the Company would be required to pay Parent a termination fee of $61,581,495.00 in cash, in each case, on the terms set forth in the Merger Agreement. Additionally, if the Merger Agreement is terminated under certain specified circumstances related to Parent’s breach of any representation, warranty, covenant or agreement contained in the Merger Agreement or Parent’s failure to consummate the closing of the Merger, Parent would be required to pay the Company a termination fee of $172,428,187.00 in cash.

The Company issued a press release on August 12, 2025 announcing the execution of the Merger Agreement. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Rollover Agreement

On August 12, 2025, Formula Systems (1985) Ltd., a corporation incorporated under the laws of Israel (the “Rollover Shareholder”) entered into a rollover agreement with SI Swan UK Topco Limited, a private limited company incorporated under the laws of Guernsey (“Topco”), Parent, Bidco and Merger Sub (the “Rollover Agreement”) pursuant to which, among other things, (i) the Rollover Shareholder will, prior to the Effective Time, receive shares in Topco as consideration for the transfer of 6,896,552 Common Shares held by the Rollover Shareholder as of August 12, 2025 (the “Rollover Shares”) and (ii) Topco will issue to the Rollover Shareholder shares of Topco in exchange for the Rollover Shares, in each case, as further specified in, and delivered in accordance with, the Rollover Agreement (the transactions contemplated by the Rollover Agreement, collectively, the “Rollover”).

Support Agreement

On August 12, 2025, the Rollover Shareholder has entered into a support agreement with Parent (the “Support Agreement”) with respect to the Covered Shares (as defined below). As of the date of the Support Agreement, the Rollover Shareholder is the record and beneficial owner of 24,314,766 Common Shares (the “Covered Shares”).

Pursuant to the Support Agreement, the Rollover Shareholder has agreed to, among other things, vote the Covered Shares (A) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger , (B) in favor of any other matters required to consummate the Transactions, including the Merger, (C) against any proposal or offer other than from the Parent Parties or their respective affiliates with respect to any transaction that would result in any third party beneficially owning 20% or more of the Company’s outstanding equity interests or consolidated total assets (an “Alternative Proposal”) or any other transaction, proposal, agreement or action made in opposition to the Merger or in competition or inconsistent with the Transactions, including the Merger, and (D) against any other action, agreement or transaction that is intended to facilitate an Alternative Proposal or is intended to or could reasonably be expected to prevent, impede, or interfere with, delay or adversely affect the Transactions, including the Merger, or the performance by the Rollover Shareholder of its obligations under the Support Agreement.

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this Report on Form 6-K that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “believe,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed in any forward-looking statements.

These risks, uncertainties, assumptions and other important factors that might materially affect such forward-looking statements include, but are not limited to: (i) the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transactions that could reduce anticipated benefits or cause the parties to abandon the Transactions; (ii) the possibility that the Company’s shareholders may not approve the Transactions; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement entered into pursuant to the Transactions; (iv) the risk that the parties to the Merger Agreement may not be able to satisfy the conditions to the Transactions in a timely manner or at all; (v) the risk of any litigation relating to the Transactions; (vi) the risk that the Transactions and their announcement could have an adverse effect on the ability of the Company to retain buyers and retain and hire key personnel and maintain relationships with buyers, suppliers, employees, shareholders and other business relationships and on the Company’s operating results and business generally; (vii) the risk that the Transactions and their announcement could have adverse effects on the market price of the Company’s common shares; (viii) the possibility that the parties to the Transactions may not achieve some or all of any anticipated benefits with respect to the Company’s business and the Transactions may not be completed in accordance with the parties’ expected plans or at all; (ix) the risk that restrictions on the Company’s conduct during the pendency of the Transactions may impact the Company’s ability to pursue certain business opportunities; (x) the possibility that the Transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances requiring the Company to pay a termination fee; (xii) the risk that the Company’s share price may decline significantly if the Transactions are not consummated; (xiii) the Company’s ability to enter into new strategic relationships and to further develop existing strategic relationships; (xiv) the Company’s ability to develop or acquire and deploy new solutions; (xv) the Company’s ability to raise capital and the terms of those financings; (xvi) the Company’s ability to identify and respond to cybersecurity threats and incidents; (xvii) risks related to the Company’s principal location in Israel and its status as a Cayman Islands company; (xviii) general economic and market developments and conditions, including with respect to federal monetary policy, federal trade policy, interest rates, interchange rates, labor shortages and supply chain issues; and (xix) the other risk factors and cautionary statements described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and other documents filed by the Company with the SEC. The above list of factors is not exhaustive or necessarily in order of importance. You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, the Company undertakes no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated August 13, 2025 entitled, “Sapiens to be acquired by Advent for $2.5 billion.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Dated: August 13, 2025	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer